This is Schedule “C” to the Agreement between
COALHUNTER MINING CORPORATION
and
PEACE RIVER PARTNERSHIP
made as of the 15th day of June, 2010

COAL LEASE

THIS LEASE is made as of the 15th day of June, 2010.

BETWEEN:

PEACE RIVER PARTNERSHIP, a partnership existing under the laws of Alberta between P. Burns Peace River Resources Corporation and P. Burns Partners Limited, having an office at Suite 620, 5920 Macleod Trail SW, Calgary, Alberta T2H 0K2

(the “Peace River Partnership”)

OF THE FIRST PART

AND:

COALHUNTER MINING CORPORATION, a body corporate having an office at Suite 507 — 475 Howe Street, Vancouver, British Columbia, V6C 2B3

(“Coalhunter”)

OF THE SECOND PART

WHEREAS:

A. the Peace River Partnership is the registered owner of the Lands (as hereinafter defined), subject to such exceptions and reservations as are contained or implied in the grants thereof from the Crown; and

B. Coalhunter wishes to acquire the sole and exclusive license and authority to win and work all mines, seams and beds of Coal (as hereinafter defined) in, on or under the Lands upon the terms and conditions and subject to the covenants, restrictions, stipulations and provisions contained herein.

NOW THEREFORE in consideration of the premises and the mutual covenants hereinafter contained, the parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Lease, unless the context otherwise requires, the following words and phrases shall have the following meanings:

(a)

“Affiliate” means, as to any party, any individual, body corporate, limited liability company, partnership, joint venture, firm or other form of enterprise which directly or indirectly Controls, is Controlled by, or is under common Control with, that party;

(b)

“Annual Production” means during any year ended June 15th , the amount of Coal expressed in metric tonnes recovered from the Lands and shipped to a destination off the Lands or delivered to a thermal plant or other facility constructed on the Lands for use in such thermal plan or other facility;

(c)	“Business Day” means a day other than a Saturday, Sunday or a day on which banks in Vancouver, British Columbia are generally authorized or obligated by Law to close;

(d)	“Carbon Creek Joint Venture” means a joint venture formed between the Carbon Creek Partnership and Coalhunter;

(e)	“Carbon Creek Partnership” means a partnership between P. Burns Carbon Creek Coal Corporation and P. Burns Partners Limited;

(f)	“Coal” includes lignite, sub-bituminous coal, bituminous coal and anthracite;

(g)	“Coal Lease Option Agreement” means the coal lease option agreement between the Peace River Partnership and Coalhunter dated as of June 15, 2010;

(h)	“Coal Substances” means any by-products produced from Coal and any products into which Coal may be converted;

(i)

“Commercial Production” means the operation of all or part of the Lands as a producing Coal mine, but does not include bulk sampling for the purpose of testing. Commercial Production shall be deemed to have commenced on the first day of the month following the last day of the first period of fifteen (15) consecutive days during which Coal has been mined from the Lands at a rate exceeding one thousand three hundred seventy (1,370) metric tonnes per day and has either been shipped for the purpose of earning revenues to a destination off the Lands or has been delivered to a thermal plant or other facility constructed on the Lands for the use of such thermal plant or other facility, or both;

(j)

“Control” means the right to the exercise, directly or indirectly, of at least fifty percent (50%) of the voting rights attributable to the shares or other ownership interests in any body corporate, limited liability company, partnership, firm or other enterprise;

(k)

“Disposition” includes any sale, assignment, transfer, sublease, parting with possession, agreement to hold any interest in trust, or other disposition of any interest in the Lands or any part thereof;

(l)

“Encumbrances” means all interests, mortgages, charges, royalties, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or however arising and any rights or privileges capable of becoming any of the foregoing;

(m)	“Environmental Harm” means any harm, damage, degradation or adverse effect on the environment;

(n)

“Environmental Laws” means all applicable Laws relating to the protection, reclamation or remediation of the environment, or to the import, manufacture, storage, release, sale, use, handling, transport or existence of Hazardous Materials;

(o)

“Freight on Rail” means the Proceeds of Sale for Coal recovered, shipped and sold, less the third party costs of transporting the Coal from the mine site upon the Lands to the shipping point, inclusive of rail and port charges;

(p)

“Hazardous Materials” means any underground storage tanks, explosive, radioactive or corrosive materials, pollutants, contaminants, chemicals, waste, deleterious substances or industrial, toxic, dangerous or hazardous substances or wastes, including petroleum products and acid rock drainage;

(q)

“Lands” means the fee simple lands and undersurface rights situated in the Peace River District of the Province of British Columbia described in Appendix “A” hereto and shown on the map attached as Appendix “B” hereto;

(r)

“Laws” means all statutes, regulations, ordinances, by-laws, orders, directives and decisions of any federal, provincial, territorial, municipal or local government, ministry, department, court or administrative or regulatory agency applicable to the parties hereto or to the Lands or to any activities thereon, including all notices, rules, codes, guidelines, policies, directions, permits, approvals, licenses and similar authorizations issued, rendered or imposed by any level of government, and including the principles of common law and equity;

(s)	“Losses” means claims, losses, demands, judgments, liabilities, expenses, damages, fines, charges and costs (including legal costs incurred on a solicitor and own client basis);

(t)	“Minimum Annual Royalty” has the meaning given to that term in section 4.1;

(u)	“parties” means the Peace River Partnership and the Coalhunter, as applicable, and “party” means any one of them;

(v)	“Proceeds of Sale” of any Coal or Coal Substances means the gross amount payable by the buyer on the sale of Coal or Coal Substances;

(w)

“Representatives” means the directors, officers, employees, auditors, legal counsel, professional advisors and other authorized representatives of a party and of any of its contractors and subcontractors;

(x)	“Royalty” has the meaning given to that term in section 3.1; and

(y)	“Term” has the meaning set out in section 2.2.

1.2 Interpretation

For purposes of this Lease:

(a)	headings are for convenience of reference only and are not intended to interpret, define or limit the scope of this Lease or any provision hereof;

(b)	the singular of any term includes the plural and vice versa, and use of any term is generally applicable to either gender and where applicable, a body corporate, firm or other entity;

(c)	the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(d)	unless otherwise indicated, all dollar references are to Canadian dollars.

ARTICLE 2
GRANT

2.1 Grant

IN CONSIDERATION of the sum of ten dollars ($10.00), the receipt of which the Peace River Partnership hereby acknowledges, and of the terms and conditions hereof and the covenants of Coalhunter hereinafter set out, the Peace River Partnership does hereby grant unto Coalhunter the full and free and sole and exclusive right to win and work all mines, seams and beds of Coal in, on or under the Lands by any method of mining, including strip mining and the removal of the overlying surface from the said Coal by means of power shovels or other machinery and the depositing of any overburden or other materials found in conjunction with the said Coal elsewhere on the Lands, together with the right to dispose of the said Coal and any Coal Substances and for the said purposes to enter upon the Lands and use and occupy so much thereof as may be necessary for any or all of the said purposes or operations incidental thereto or associated therewith, including the producing, treating, processing and transporting of Coal and Coal Substances.

2.2 Term

TO HAVE AND TO HOLD the same for the term (the “Term”) of seven (7) years from the date hereof until June 15, 2017, and continuing thereafter from year to year for so long as Coalhunter has complied with the terms and conditions of this Lease, subject to earlier termination by agreement of the parties or in the event of default by Coalhunter.

ARTICLE 3
ROYALTY ON PRODUCTION

3.1 Royalty

The Peace River Partnership hereby reserves and Coalhunter shall pay to the Peace River Partnership as royalty (the “Royalty”) the aggregate of

(a)	with respect to export or off-site sales the total of:

	(i)	on each shipment, either:

		A.	five percent (5%) Freight on Rail on Coal recovered, shipped and sold; or

		B.	two dollars ($2.00) per metric tonne of Coal recovered, shipped and sold;

whichever is greater; and

	(ii)	twenty percent (20%) of the Proceeds of Sale for any Coal Substances sold, including rejects, tailings and fly ash; and

(b)

with respect to the consumption of Coal or Coal Substances on the Lands, including for purposes of a thermal Coal plant, Coal gasification plant or other facility, twenty percent (20%) of the Proceeds of Sale of the finished product, be that electricity, gas or some other product.

3.2 Royalty on Coal Substances

If any of the Coal recovered from the Lands is converted into and sold as some other Coal Substance or in some other form, the royalties herein provided shall. be computed on the Proceeds of Sale of such Coal Substance or other form, after deducting therefrom the costs incurred in converting the Coal into such Coal Substance or other form.

3.3 No Royalty on Coal Substances Used

No royalty shall be payable on any of the Coal Substances used by Coalhunter in recovering or processing any of the Coal Substances recovered from the Lands.

3.4 Royalty Payments

Coalhunter shall pay or cause to be paid promptly as and when they fall due, the royalties hereby reserved and any other payments herein required to be made to the Peace River Partnership at its office at Suite 620, 5920 Macleod Trail S.W., Calgary, Alberta, T2H 0K2, or to such other person at such place as the Peace River Partnership may direct in writing from time to time, free and clear of and from all rates, taxes and assessments and from all mariner of deductions whatsoever except as hereinafter mentioned or as may be required by any Laws applicable thereto.

3.5 Time of Payments

The said royalties shall be paid by Coalhunter to the Peace River Partnership not later than the twenty-fifth (25th) day of each and every month during the Term hereof. Each monthly payment shall cover the royalties payable with respect to all of the Coal and Coal Substances recovered, shipped and sold from the Lands during the immediately preceding calendar month.

ARTICLE 4
MINIMUM ANNUAL ROYALTY PAYMENTS

4.1 Minimum Annual Royalty

Subsequent to June 15, 2015, if the Annual Production from the Lands does not exceed five hundred thousand (500,000) metric tonnes of Coal in any year, then Coalhunter shall pay to the Peace River Partnership, on the anniversary date of this Lease, a minimum annual royalty (the “Minimum Annual Royalty”) based on the greater of the following:

(a)

one-tenth (1/10th ) of what the Royalty would have been on the recovery, shipment and sale of one million (1,000,000) metric tonnes of thermal Coal based on the average NEWC price for seaborne thermal Coal for the preceding six (6) months; and

(b)	the Royalty otherwise payable under this Lease.

ARTICLE 5
COALHUNTER OPERATIONS

5.1 Entry on Lands

Coalhunter may, at all times during the Term hereof, enter upon, use and work any mine, seam or bed of Coal opened and worked by it in the Lands.

5.2 Conduct of Operations

Coalhunter shall carry out all operations on the Lands in a good and miner-like manner, in accordance with recognized engineering practices and as is usual and customary in skilful and proper operations of similar character when conducted by proprietors themselves on their own lands, with due regard to the conservation of Coal and minerals therein and the timber thereon.

5.3 Compliance with Laws

Coalhunter shall at all times perform, observe and comply with the provisions of all applicable Laws.

5.4 Permits and Licences

Coalhunter shall be responsible for obtaining all necessary permits and licenses for the conduct of any operations hereunder on the Lands. The Peace River Partnership shall at the request and cost of Coalhunter extend all reasonable co-operation and assistance to Coalhunter in obtaining all necessary approvals, permits and licenses which may be required to enable Coalhunter to lawfully carry on any operations hereunder on the Lands.

5.5 Redelivery of Possession

Coalhunter shall, at the termination of the Term herein granted, except as herein otherwise provided, deliver possession of the Lands and any works therein or thereon to the Peace River Partnership in the condition required by applicable Laws.

5.6 No Obligation

Coalhunter shall, notwithstanding anything herein to the contrary, have no obligation, expressed or implied, at any time to construct or install any plant, equipment or facilities for the purpose of recovering, processing or shipping any Coal or Coal Substances from the Lands or to mine or work any of the Lands or to recover, process, ship or sell any Coal or Coal Substances from the Lands or consume any Coal or Coal Substances on the Lands.

5.7 Weighing and Measuring

Coalhunter shall, before shipping and selling any Coal or Coal Substances, erect, install and thereafter maintain or .cause to be erected, installed and maintained good, sufficient and properly constructed and installed weighing or measuring machines, apparatus and devices for the purpose of ascertaining the quantities of the Coal and Coal Substances recovered, shipped and sold hereunder.

ARTICLE 6
PRODUCTION RECORDS

6.1 Production Records

Coalhunter shall furnish to the Peace River Partnership:

(a)

not later than the twenty-fifth (25th ) day of each and every month of the Term herein granted, a statement verified, if required, by statutory declaration of the superintendent or other officer of Coalhunter having charge of its operations on the Lands, showing the quantity of Coal and Coal Substances recovered, shipped and sold from the Lands and the Proceeds of Sale thereof during the immediately preceding month; and

(b)

within sixty (60) days next following the anniversary date of the Term, a statement, certified by the auditors of Coalhunter, in respect of the prior year showing the quantity of Coal and Coal Substances recovered, shipped and sold from the Lands, the Proceeds of Sale thereof and all transportation costs relating thereto.

ARTICLE 7
POOLING AND COMMINGLING

7.1 Pooling and Commingling

Coalhunter is hereby given the right and power at any time and from time to time to pool or commingle any of the said Coal and Coal Substances from the Lands with Coal and Coal Substances from any Coal licenses, Coal leases or other Coal interests acquired by the Carbon Creek Joint Venture and in any such event the Peace River Partnership shall receive Royalty thereon at the rates and on the terms specified in Article 3 on such portion of the total quantity of the Coal or Coal Substances being pooled or commingled which is fair and reasonable having regard to the quality and quantity of the Coal and Coal Substances recovered and pooled or commingled from the Lands to the total quantity and quality of the pooled or commingled Coal and Coal Substances being shipped and sold. If, in any such event, a dispute should arise between the Peace River Partnership and Coalhunter as to the Royalties payable by Coalhunter to the Peace River Partnership, such dispute shall be settled by arbitration under the Commercial Arbitration Act (British Columbia). The arbitration shall be conducted by one arbitrator having such technical and other qualifications as may be reasonably necessary to enable the arbitrator to property adjudicate upon the dispute. Within seven (7) days of written notice from one party to the other of a dispute, the parties shall attempt to agree upon the person who is to act as the arbitrator. If the parties fail to agree on the arbitrator within the said seven (7) days, such arbitrator shall be appointed by a Justice of the B.C. Supreme Court. The arbitration shall take place in Vancouver, B.C. and unless otherwise decided by the arbitrator, each party shall be responsible for the cost of its own legal and other advisors, and the cost associated with the arbitrator, including the fees of any expert retained by the arbitrator and the costs of any facility in which the arbitration takes place, shall be shared equally by the parties. The arbitrator shall be limited to deciding the appropriate allocation of the portions of the pooled or commingled quantities and qualities shipped and sold based solely on the respective quantities and qualities of the Coal and Coal Substances pooled or commingled from the Lands and from any other lands. The arbitration decision shall be given in writing and shall be final and binding on the parties.

ARTICLE 8
TITLE

8.1 Title to Lands

The Peace River Partnership warrants that P. Burns Peace River Resources Corporation is the legal owner and the Peace River Partnership is the beneficial owner of a 100% interest in the Lands, that the title to the Lands is free and clear of all Encumbrances and that it has not Encumbered or in any other way alienated any of its right, title or interest in and to the Lands and that it has to the best of its knowledge and belief, good right and full power to grant the rights and privileges herein granted.

8.2 Title to Coal and Coal Substances

Except as herein otherwise expressly provided, the Peace River Partnership does not convey, purport, promise or agree to convey to Coalhunter any better title in and to any Coal or Coal Substances than the title therein and thereto which the Peace River Partnership now has or is entitled to.

ARTICLE 9
QUIET ENJOYMENT

9.1 Quiet Enjoyment

Upon Coalhunter paying the Royalty hereby reserved pursuant to section 3.1 and any Minimum Annual Royalty pursuant to section 4.1 and observing and performing the other covenants, terms and conditions herein on its part contained, Coalhunter shall and may, (subject however to the provisions and conditions of this Lease), have the exclusive right to mine Coal from the Lands, and to peaceably hold and enjoy the Lands and privileges for the Term hereby granted without any interruption by the Peace River Partnership or any person rightfully claiming under or in trust for it.

9.2 Use of Lands by Partnership

The Peace River Partnership shall not exercise its rights or permit others to win, work and recover any mines and minerals other than Coal lying within, upon or under the Lands, which rights and liberty are retained by the Peace River Partnership, in such a way unreasonably to interfere with or obstruct Coalhunter in the due enjoyment and exercise of the rights hereby granted and shall compensate Coalhunter for all damages or injury occasioned to Coalhunter by any operations of the Peace River Partnership or others in winning and working any such other mines or minerals.

ARTICLE 10
ADDITIONAL INFORMATION

10.1 Additional Information to Partnership

Coalhunter shall provide to the Peace River Partnership:

(a)	access to drill core and, once prepared and reviewed by Coalhunter, the results of all exploration and development work carried out by Coalhunter in respect of the Lands;

(b)

at least once each calendar quarter, a written summary of the nature of all work conducted on the Lands since the last report and of the results and information obtained therefrom compiled by or in the possession of Coalhunter or any of its Representatives, including details of costs incurred and conclusions made and all technical information, including current maps, exploration results and calculations of tonnages of resources and reserves; and

(c)

within ninety (90) days next following June 15th of each and every year of the said Term, a comprehensive written annual report of all work conducted since the last annual report and of the results and information obtained therefrom compiled by or in the possession of Coalhunter or any of its Representatives, including details of costs incurred and conclusions made and all technical information, including current maps, exploration results and calculations of tonnages of resources and reserves, quantities of production, revenues and expenses.

ARTICLE 11
STATUTORY RETURNS

11.1 Filing of Returns

Coalhunter shall from time to time file all such returns and reports to and with such or applicable governmental authorities as and when required under all applicable Laws.

11.2 Payment of Obligations

Coalhunter shall duly pay, on or before the times the same become due and payable, all government royalties, rents, rates, property taxes, mining taxes, levies, assessments and fees imposed upon or payable during the Term herein granted with respect to the Lands, the Coal therein, the production of Coal or any Coal Substances therefrom and Coalhunter’s exploration, development and mining operations thereon. If any such charges are paid by the Peace River Partnership, Coalhunter shall reimburse the Peace River Partnership within thirty (30) days of receipt of notice of any such payment.

11.3 Government Notice

The Peace River Partnership shall forward promptly to Coalhunter all notices and other communications relating to the Lands which it receives from governmental authorities so that Coalhunter may carry out its obligations under this Article 11.

ARTICLE 12
RECORDS AND ACCOUNTS

12.1 Maintain Records and Accounts

Coalhunter shall keep and maintain at its head office in Vancouver, British Columbia:

(a)

full and complete books, records, accounts, reports, maps, plans and other documents relating to the exploration, development and mining activities of Coalhunter on the Lands, including those required to be kept and maintained under applicable Laws; and

(b)

true and correct books, records and accounts showing the quantity of each of the Coal and Coal Substances recovered, shipped and sold on which any royalty or other payment is payable hereunder during the current and the immediately preceding year, and Proceeds of Sale of all Coal and Coal Substances recovered, shipped and sold from the Lands or consumed on the Lands during such period.

12.2 Production of Records

Coalhunter shall make available at all reasonable times at the said office all or any of the said books, records, accounts, reports, maps, plans and other documents required to be kept under section 12.1(a) and section 12.1(b) as may be required by any person appointed or authorized by the Peace River Partnership to examine or inspect the same and the Peace River Partnership may make or cause to be made and taken by it or on its behalf copies of or extracts from any such books, records, accounts, reports, maps, plans and other documents.

ARTICLE 13
INSPECTION

13.1 Access by Partnership

The Representatives of the Peace River Partnership shall have the right of access to the Lands on forty-eight (48) hours’ prior notice at all reasonable times during the Term herein granted, subject to section 30.1.

13.2 Inspection

Coalhunter shall permit any inspector or other person duly authorized by the Peace River Partnership in that behalf, at all reasonable times during the Term herein granted, to inspect any part of the Lands occupied by Coalhunter and any plant constructed or installed thereon, and Coalhunter by all means in its power shall aid and facilitate such inspector or other person so doing, provided that in doing so no unnecessary interference is caused with the carrying on of any Coalhunter operations.

ARTICLE 14
COOPERATION ON OPERATIONS

14.1 Cooperation on Operations

The parties acknowledge that Coalhunter will be conducting operations on the Lands for the purpose of exploring for and producing Coal or Coal Substances and that the Peace River Partnership may conduct operations on the Lands for the purpose of exploring for and recovering petroleum, natural gas, sulphur, salt or other minerals. Each party shall advise the other party from time to time of its projected operations on the Lands and shall consult with the other party as to how such projected operations can best be carried out so as to minimize the effect of such operations on the operations of the other party.

14.2 Protection of Wells

If the Peace River Partnership drills any well on the Lands, Coalhunter shall leave unmined a barrier surrounding the casing or bore hole of such well so drilled as may be required or prescribed by any governmental authority in that behalf duly authorized.

ARTICLE 15
TIMBER

15.1 Use of Timber

Coalhunter may use any of the timber located on the Lands which may be required for the purpose of any exploration, development and mining operations conducted by Coalhunter on the Lands without compensation to the Peace River Partnership, provided that Coalhunter shall duly pay all government royalties, stumpage rates and taxes payable in respect of such timber.

15.2 Sale of Timber

If any timber is required to be cleared from the Lands in order that Coalhunter may conduct exploration, development and mining operations on the Lands, Coalhunter shall have right to clear and sell such timber on reasonable commercial terms for the account of the Peace River Partnership.

15.3 Statements and Reports

Within sixty (60) days next following each and every year of the Term herein granted, Coalhunter shall furnish to the Peace River Partnership:

(a)

a statement certified by the auditors of Coalhunter in respect of such year, showing the proceeds of all dispositions of timber and timber rights and the expenses relating thereto and shall remit to the Peace River Partnership the net proceeds thereof excluding any income or other tax on profits realized therefrom; and

(b)	copies of all stumpage and other timber reports filed by it with governmental authorities for such year.

ARTICLE 16
SURFACE RIGHTS

16.1 Entry by Coalhunter

Coalhunter shall be entitled to enter upon the surface a the Lands as may be reasonably required to build and operate a Coal mining operation and related beneficiation and other facilities for the duration of this Lease.

16.2 Exploitation by Partnership

In carrying out its operations in the Lands during the Term of this Lease, Coalhunter shall not unduly interfere with the exploitation of the Lands by the Peace River Partnership if the Peace River Partnership should wish to exploit any of its rights therein, including its rights to produce petroleum and natural gas, to extract Coal bed methane and to harvest timber.

16.3 Surrender

Notwithstanding anything to the contrary herein elsewhere contained:

(a)

Coalhunter may, in its sole discretion, from time to time offer to surrender certain parts of the surface rights subject hereto and if such offer is accepted by the Peace River Partnership, Coalhunter may surrender such surface rights and thereupon this Lease shall terminate as to any surface rights so surrendered and Coalhunter shall be relieved of all further obligations with respect thereto; and

(b)

the Peace River Partnership may from time to time request Coalhunter to surrender certain parts of the surface rights subject hereto and in any such event Coalhunter may, in its sole discretion, surrender the same and thereupon this Lease shall. terminate as to surface rights so surrendered and Coalhunter shall be relieved of all further obligations with respect thereto.

ARTICLE 17
INSURANCE

17.1 Coalhunter Coverage

Coalhunter at its own cost shall take out and keep in force in respect of any loss which might occur during the Term:

(a)

comprehensive general liability (including bodily injury, death, personal injury and property damage) insurance on an occurrence or “claims made” form with respect to the business carried on, in or from the Leased Premises and the Coalhunter’s use and occupancy thereof of two million dollars ($10,000,000) or such other amount as the Peace River Partnership may from time to time require, with a self insured retention limit of not more than two hundred fifty thousand dollars ($250,000), which insurance shall include the Peace River Partnership as a named insured and shall protect the Peace River Partnership in respect of claims by Coalhunter as if the Peace River Partnership were separately insured;

(b)

automobile insurance (including bodily injury, death, personal injury and property damage) insurance on an occurrence or “claims made” form of five million dollars ($5,000,000) or such amount as the Peace River Partnership may from time to time require, with a deductible of not more than twenty-five thousand dollars ($25,000), which insurance shall include the Peace River Partnership as a named insured and shall protect the Peace River Partnership in respect of claims by Coalhunter as if the Peace River Partnership were separately insured; and

17.2 Coalhunter Policies

All insurance required to be maintained by Coalhunter hereunder shall be on terms and with insurers to which the Peace River Partnership has no reasonable objection and shall provide that such insurers shall provide to the Peace River Partnership thirty (30) days’ prior written notice of cancellation or material alteration of such terms. Coalhunter shall furnish to the Peace River Partnership evidence as to the insurance from time to time required to be effected by Coalhunter and its renewal or continuation in force, either by means of a certified copy of the policy or policies of insurance with all amendments and endorsements or a certificate from Coalhunter’s insurer which, in the case of comprehensive general liability insurance, shall provide such information as may reasonably be requested by the Peace River Partnership. If Coalhunter shall fail to take out, renew and keep in force such insurance the Peace River Partnership may do so as the agent of Coalhunter and Coalhunter shall repay to the Peace River Partnership any amounts paid by the Peace River Partnership as premiums forthwith upon demand.

17.3 No Liability of Partnership

Coalhunter agrees that the Peace River Partnership shall in no event be liable for any bodily injury or death of, or loss or damage to any property belonging to, Coalhunter or any of its agents, employees, suppliers, contractors, invitees, licensees, or any person for whom Coalhunter is in law responsible in, on or about the Lands and in no event shall the Peace River Partnership be liable for any loss or damage to the Lands or Coalhunter’s equipment.

ARTICLE 18
RIGHTS TO INCOME DEDUCTIONS

18.1 Rights to Income Deductions

With respect to any exemption, deduction or allowance (all of which are hereinafter included in the term “allowance”) which may be claimed by either or both parties under the Income Tax Act (Canada) or any Act passed in substitution therefor or any regulations now in effect or hereafter made under the authority of any such Act, the parties agree as follows:

(a)

any allowance allowed as the result of and calculated on any expenditure made or incurred by either party shall belong exclusively to the party making such expenditure and the other party shall not be entitled to claim any portion thereof;

(b)	the Peace River Partnership shall not be entitled to all or any part of any allowance which may be claimed by Coalhunter and which cannot be claimed by the Peace River Partnership;

(c)	Coalhunter shall not be entitled to all or any part of any allowance which may be claimed by the Peace River Partnership and which cannot be claimed by Coalhunter; and

(d)

any allowance which may be claimed by both of the parties shall be shared equally between them in any taxation year; provided that if either party cannot use its entire share of any such allowance in any taxation year to reduce or defer any tax which might otherwise become payable on its income from any operation conducted hereunder during that or any future taxation year, such party shall make that portion of its share of such allowance for that taxation year which it cannot so use, available to the other party and the other party shall be entitled to claim and use all or any part of that portion of such allowance so made available to it, in addition to its initial share of such allowance.

ARTICLE 19
LIENS AND ENCUMBRANCES

19.1 Liens and Encumbrances

Coalhunter shall not (by failure or neglect to pay or cause to be paid any claim or account as and when the same becomes due and payable) suffer any builder’s, mechanic’s, workmen’s, miners’ or materialmen’s lien arising out of or connected with any work or operation carried on hereunder to be filed or registered against all or any part of the Lands, unless there is a bona fide dispute respecting such claim or account, and shall not suffer any other encumbrance to be registered or filed against all or any part of the Lands, except any caveat or other notification which may be filed by Coalhunter to protect its interest hereunder or by a mortgagee, pledgee or permitted assignee from Coalhunter to protect its or their interest under a mortgage, pledge or permitted assignment of any interest of Coalhunter hereunder and will not suffer any claim of or dues due to the Worker’s Compensation Board of British Columbia to become in arrears so as to permit of any lien or charge of such Board therefor becoming capable of enforcement against all or any part of the Lands.

ARTICLE 20
FAILURE TO PERFORM

20.1 Failure to Perform

In the event of the occurrence with respect to Coalhunter of any one or more of the following:

(a)

Coalhunter has failed to obtain on or before June 15, 2013, all permits and approvals required under applicable Laws for the operation of a mine on the Lands, provided that if the Peace River Partnership, acting reasonably, considers that the failure to obtain any permit or approval which has not been obtained by Coalhunter is due to circumstances beyond the control of Coalhunter and that Coalhunter has made all reasonable efforts to obtain such permit or approval, such failure shall not be a termination event unless and until any such permit is refused; or

(b)	Coalhunter has failed for whatever reason, whether or not beyond Coalhunter’s control, to commence Commercial Production on the Lands by June 15, 2017; or

(c)	from and after June 15, 2017, Coalhunter fails to achieve Annual Production of at least five hundred thousand (500,000) metric tonnes for a period of three (3) consecutive years;

then the Peace River Partnership, without prejudice to any other remedy it may have, shall have the right to terminate this Lease.

ARTICLE 21
DEFAULT

21.1 Event of Default

In the event of the occurrence with respect to a party of any one or more of the following:

(a)

upon any default by the party in the payment of any indebtedness or the performance of any obligation under this Agreement, and the failure of the party to cure any such default in the payment of any monies required hereby within thirty (30) days after receipt of written notice thereof from the other party, or the failure to cure any such default in the performance of any other obligation within sixty (60) days after receipt of written notice thereof from the other party; or

(b)	if the interest of a party in this Agreement shall be the subject of a levy or attachment and such levy and attachment shall not have been discharged within sixty (60) days thereafter; or

(c)

if a decree or order by a court of competent jurisdiction shall have been entered adjudging a party a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of or arrangement by such party under the Bankruptcy and Insolvency Act (Canada) or any other similar applicable law, and such decree or order shall have continued undischarged and unstayed for a period of sixty (60) days; or a decree or order of a court of competent jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of a party or any of its property, or for the compulsory winding-up of its affairs, shall have been entered, and such decree or order shall have remained in force undischarged or unstayed for a period of sixty (60) days; or

(d)

if a party shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization or an arrangement under the Bankruptcy and Insolvency Act or any other similar applicable law, or shall consent to the appointment of a receiver or trustee or assignee in bankruptcy or insolvency of it or of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or corporate action shall be taken by a party in furtherance of any of the aforesaid purposes;

then the other party, without prejudice to any other remedy it may have, shall have the right to terminate this Lease.

21.2 Dispute

Notwithstanding section 21.1, if at any time there should arise between the Peace River Partnership and Coalhunter a bona fide dispute as to the amount of any money payments including Royalty or Minimum Annual Royalty due to the Peace River Partnership from Coalhunter and if Coalhunter shall have paid to the Peace River Partnership all sums except the portion thereof concerning which there is such dispute and if Coalhunter shall promptly deposit in a British Columbia Court of competent jurisdiction a sum of money equal to the amount involved in such dispute, such deposit in Court to be made in such manner that the money so deposited shall be subject to the disposition of the Court through its judgment in an action brought by either party, then and in such event the Peace River Partnership may not declare any forfeiture by reason of Coalhunter’s default to make full payment of the amount claimed by the Peace River Partnership.

ARTICLE 22
FORCE MAJEURE

22.1 Force Majeure

No party shall be liable to any other party hereto and no party shall be deemed in default hereunder for any failure to perform or delay in performing any of its covenants and agreements caused by or arising out of any act beyond the reasonable control of such party, excluding lack of funds but including, without limitation, lack of rights or permission by First Nations or indigenous peoples’ groups to enter upon the Lands to conduct exploration, development and mining operations thereon, war or war conditions, actual or potential, earthquake, fire, storm, flood, explosion, strike, labour trouble, accident, riot, unavoidable casualty, act of restraint, present or future, of any lawful authority, act of God, protests or demonstrations by environmental lobbyists, First Nations or indigenous peoples’ groups, acts of the public enemy, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market or unavailability of equipment. No right of a party shall be affected for failure or delay of a party to perform any of its covenants and agreements if the failure or delay is caused by one of the events referred to above. All times provided for in this Lease shall be extended for the period commensurate with the period of the delay and, so far as possible, the party affected shall take all reasonable steps to remedy the cause of the delay attributable to the events referred to above; provided, however, that nothing contained in this section shall require any party to settle any labour dispute, protest or demonstration, or to question or test the validity or constitutionality of any Law or any claim of right by First Nations or indigenous peoples’ groups. The party affected shall give notice to the other party of the commencement and termination of each period of force majeure.

ARTICLE 23
SURRENDER

23.1 Surrender

Notwithstanding anything herein contained, Coalhunter may, at any time, upon giving the Peace River Partnership sixty (60) days’ prior written notice thereof determine or surrender all of its right, title and interest in all of the Lands or in any legal section of the Lands whereupon this Lease shall terminate as to the part so surrendered.

ARTICLE 24
STATUS OF LANDS ON TERMINATION

24.1 Delivery of Information

At the end of the Term or sooner termination of this Lease, Coalhunter shall:

(a)

forthwith upon the written request of the Peach River Partnership, discharge any lien or encumbrance created against such part of the Lands by reason of any operation conducted by Coalhunter hereunder and any caveat or other notification, lien or encumbrance which it or any person including any corporation claiming by, through or under Coalhunter may have registered against such part of the Lands;

(b)

deliver at no cost to the Peace River Partnership within ninety (90) days of termination of this Lease copies of all reports, maps, data, analyses, studies, test results, exploration results and other factual information compiled by or in the possession of Coalhunter or its Representatives with respect to the Lands or any Coal, Coal Substances or minerals therein or thereon not theretofore furnished to the Peace River Partnership;

(c)

subject to section 24.2, perform in accordance with all Environmental Laws all reclamation, remediation and pollution control which is required as a result of any activities authorized by or performed by Coalhunter pursuant to this Lease or the Coal Lease Option Agreement; and

(d)

remain liable to the Peace River Partnership for any Royalty, Minimum Royalty, taxes, rates and assessments then due and unpaid with respect to the Lands and Coalhunter’s exploration, development and mining operations on the Lands to the same extent as if such termination had not occurred.

24.2 Reclamation and Remediation

For greater certainty, the Peace River Partnership shall be responsible for any reclamation, remediation and pollution control of conditions existing prior to the date of this Agreement. Coalhunter shall be responsible for all reclamation, remediation and pollution control of conditions created thereafter as a result of Coalhunter’s activities hereunder and under the Coal Lease Option Agreement.

ARTICLE 25
REMOVAL OF ASSETS FROM LANDS

25.1 Removal of Assets

Upon the termination of this Lease, Coalhunter shall have the right to remove from the Lands within the twelve (12) month period next following such termination all machinery, buildings, structures, equipment, supplies and any other property and assets placed by Coalhunter or any of its Representatives thereon and shall, if requested by the Peace River Partnership within such period, remove such property and assets, in each case at Coalhunter’s expense. Coalhunter’s interest in any such property and assets not removed by Coalhunter within the said twelve (12) month period shall be deemed to have been conveyed by Coalhunter to the Peace River Partnership except for any Hazardous Materials and containers or other property associated therewith.

ARTICLE 26
SURFACE LEASE

26.1 Surface Lease

Upon the termination of this Lease, Coalhunter shall have the option to acquire a surface lease for the continued use of the surface of the Lands for Coal processing activities for a term not exceeding twenty (20) years, on payment of an annual surface lease rental payable on the anniversary date of the termination of this Lease of a sum that is the equivalent to the payment on June 15, 2010 of one hundred thousand dollars ($100,000) adjusted for inflation using the Canadian Consumer Price Index or any successor index generally used in Canada from and after June 15, 2010. Unless otherwise agreed by the parties, such surface lease shall be on the terms of this Lease, provided that Coalhunter shall not be entitled to carry on exploration, development or mining operations on the Lands during the term of such surface lease.

ARTICLE 27
NON-DISCLOSURE

27.1 Non-Disclosure

Confidential Information concerning this Lease or any matters arising from or in connection with this Lease shall be treated as confidential by the parties hereto and shall not be disclosed by any party hereto to any other person (other than an Affiliate of the disclosing party which wholly owns or is wholly owned by, the disclosing party, or is wholly owned by any combination thereof who has agreed in writing not to disclose such information to any other person except as permitted hereby) without the prior written consent of the other party hereto, such consent not to be unreasonably withheld, except to the extent that such disclosure may be necessary for observance of all applicable Laws or stock exchange requirements or for accomplishment of the purposes of this Lease. A copy of all information disclosed by a party (whether or not requiring permission pursuant to this section) shall be given forthwith to the other party hereto.

27.2 Confidential Information

As used herein, “Confidential Information” means all information regarding the assets, liabilities, contracts, documents, operations, employee matters, customer matters, supplier matters and business matters of Coalhunter, P. Burns Peace River Resources Corporation, P. Burns Partners Limited, the Peace River Partnership and P. Burns Resources Limited and their respective Affiliates, as the case may be, including all information regarding the Lands and including in each case any such information provided to the other party or to the other’s Representatives together with all analyses, compilations, studies, notes or other documents, whether prepared by Coalhunter, P. Burns Peace River Resources Corporation, P. Burns Partners Limited, the Peace River Partnership, P. Burns Resources Limited, their respective Representatives or by others, which contain or otherwise reflect such information. The term Confidential Information shall not include such information which:

(a)

is or becomes generally available to the public other than as a result of a disclosure by the party bound by a confidentiality obligation hereunder with respect to such information or any of its Representatives; or

(b)

is or becomes available to such party on a non-confidential basis from a source (other than the other party) which, to such party’s knowledge, is not prohibited from disclosing such information or other information to such party or its Representatives.

ARTICLE 28
PUBLICITY

28.1 Publicity

Each party shall provide the other with a copy of any news release it proposes to publish containing exploration results or other information concerning the Lands or this Lease prior to publication of the same for the other party’s consent which will not be unreasonably withheld or delayed in view of any timely disclosure obligations which may be applicable. Each party shall use all reasonable efforts to respond to any request by the other party for such consent within two (2) Business Days. For the avoidance of doubt, nothing in this section 28.1 shall prevent either party from complying with obligations under applicable securities Laws or the rules or policies of any stock exchange on which such party’s securities are listed.

28.2 P. Burns Privacy

Coalhunter acknowledges that P. Burns Peace River Resources Corporation, P. Burns Partners Limited, the Peace River Partnership and P. Burns Resources Limited are all private entities, and that none of them are or will be subject to the same level of scrutiny as publicly traded corporations and that all of them wish to maintain privacy with respect to their business affairs. Coalhunter shall make all reasonable efforts to prevent any unnecessary disclosure of any of their names or financial or ownership interests.

ARTICLE 29
RECLAMATION FUND

29.1 Reclamation Fund

Upon the commencement of Commercial Production from the Lands, Coalhunter shall establish a fund (the “Reclamation Fund”) to be maintained as a separate, escrow account, for the purpose of paying all costs of environmental, reclamation, remediation, pollution control, decommissioning, shut-down and other similar costs and liabilities (collectively the “Reclamation Costs”) that may arise from time to time as a result of the operation of a mine on the Lands. At the time the Reclamation Fund is established, Coalhunter, in good faith, shall estimate the amount of money required to pay the Reclamation Costs throughout the life of the mine and, based upon the estimated life of the mine, the amount of money (the “Reclamation Assessment”) that will be required to be contributed by Coalhunter on an annual basis, or from time to time in the case of special or unexpected Reclamation Costs, in order to establish and maintain the Reclamation Fund. Coalhunter shall, within thirty (30) days next following the date of the Reclamation Assessment, pay the Reclamation Assessment into the escrow account. Coalhunter may, with the prior written consent of the Peace River Partnership, deposit security in lieu of such payment being made in cash. Coalhunter shall not be entitled to a refund of any Reclamation Assessments (or security in lieu thereof) upon the termination of this Lease for any reason.

ARTICLE 30
INDEMNITIES

30.1 Indemnification by Partnership

The Peace River Partnership shall indemnify and save harmless Coalhunter and its Representatives (collectively the “Coalhunter Indemnified Parties”) from and against any and all Losses of every kind whatsoever, whether direct or indirect, which at any time or from time to time are directly or indirectly incurred or suffered by any of the Coalhunter Indemnified Parties in connection with, as a result of or arising out of:

(a)	any misrepresentation or untrue warranty of the Peace River Partnership;

(b)	any breach of this Lease by the Peace River Partnership;

(c)

the performance of any obligations imposed by any Environmental Laws, the taking of steps by or on behalf of any of the Coalhunter Indemnified Parties to protect against or in connection with Environmental Harm, or any liability of any of the Coalhunter Indemnified Parties for any Environmental Harm, insofar as such performance, taking of steps or liability may directly or indirectly relate to conditions existing on the Lands prior to the date of this Lease, provided that the indemnity contained in this section 30.1(c) shall not apply to the extent, if any, that such Losses are the consequence of the activities, acts or omissions after the date of this Lease of Coalhunter or any of its Representatives;

(d)

with the exception of any Losses caused by the gross negligence or wilful misconduct of Coalhunter, any injury (including injury causing death) of any Representative of the Peace River Partnership while on the Lands; or

(e)	any damages to the property of Coalhunter on the Lands caused by any Representative of the Peace River Partnership.

For greater certainty, no termination of this Lease shall disentitle any of the Coalhunter Indemnified Parties from obtaining indemnification from the Peace River Partnership pursuant to this section.

30.2 Indemnification by Coalhunter

Coalhunter shall indemnify and save harmless the Peace River Partnership and its Representatives (collectively the “Peace River Partnership Indemnified Parties”) from and against any and all Losses of every kind whatsoever, whether direct or indirect, which at any time or from time to time are directly or indirectly incurred or suffered by any of the Peace River Partnership Indemnified Parties in connection with, as a result of or arising out of

(a)	any misrepresentation or untrue warranty of Coalhunter;

(b)	any breach of this Lease by Coalhunter;

(c)	any works or operations carried on by or for Coalhunter in or on the Lands;

(d)

the performance of any obligations imposed by any Environmental Laws, the taking of steps by or on behalf of any of the Peace River Partnership Indemnified Parties to protect against or in connection with Environmental Harm, or any liability of any of the Peace River Partnership Indemnified Parties for any Environmental Harm, insofar as such performance, taking of steps or liability may directly or indirectly arise as a consequence of the activities, acts or omissions during the Term of this Lease of Coalhunter or any of its Representatives;

(e)

with the exception of any Losses caused by the gross negligence or wilful misconduct of the Peace River Partnership, any injury (including injury causing death) of any Representatives of Coalhunter while on the Lands; or

(f)	any damages to the property of the Peace River Partnership on the Lands caused by any Representative of Coalhunter.

For greater certainty, no termination of this Lease shall disentitle any of the Peace River Partnership Indemnified Parties from obtaining indemnification from Coalhunter pursuant to this section.

ARTICLE 31
ENCUMBRANCE AND ASSIGNMENT

31.1 Encumbrance and Assignment

Coalhunter shall not grant any Encumbrance or enter into any Disposition without the prior written consent of the Peace River Partnership, which consent may be arbitrarily withheld.

ARTICLE 32
NOTICES

32.1 Notices

Any notice, commitment, election, consent or any communication required or permitted to be given hereunder by either party hereto to the other party, in any capacity (a “Notice”) shall be in writing and shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail return receipt requested, telefaxed or delivered, to the address of such other party hereinafter set forth:

If to the Peace River Partnership:

Peace River Partnership
Suite 620
5920 Macleod Trail SW
Calgary, Alberta
T2H 0K2
Attention: Larry Horan
Fax Number: 403-259-2633

If to Coalhunter:

Coalhunter Mining Corporation
Suite 507
475 Howe Street
Vancouver, B.C.
V6C 2B3
Attention: Michael Hunter
Fax Number: 604-687-7848

or to such substitute address as such party may from time to time direct in writing, and any such Notice shall be deemed to have been received, if mailed, on the date noted on the return receipt, if telefaxed, on the first Business Day after the date of transmission, and if delivered, upon the day of delivery or if such day is not a Business Day, then on the first Business Day thereafter.

ARTICLE 33
GENERAL

33.1 Remedies Cumulative

No remedy herein conferred upon or reserved to a party is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to any other remedy given hereunder or now or hereafter existing under applicable laws.

33.2 Further Assurances

Each party hereto shall promptly do and provide all acts and things and shall promptly execute and deliver such documents and shall give such further assurances as shall be necessary or appropriate in connection with the performance of this Lease.

33.3 Waiver

No waiver on behalf of any party of any breach of any of the covenants, conditions and provisos herein contained shall be effective or be binding upon such party unless the same be expressed in writing and any waiver so expressed shall not limit or affect such party’s rights with respect to any other or future breach.

33.4 Amendments

No alteration, amendment, modification or interpretation of any provision of this Lease shall be binding unless in writing, and executed and delivered by each of the parties hereto.

33.5 Business Days

In the event that any date on or by which any payment is required to be made or any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such payment shall be required to be made or such action shall be required to be taken on the next succeeding day which is a Business Day.

33.6 Appendices

The Appendices attached to this Lease are deemed to form part of this Lease.

33.7 Map

The map attached as Schedule “B” hereto provides an approximation of the areas covered by the Peace River Partnership Lands. The Peace River Partnership makes no representation or warranty as to the accuracy or completeness of the said map.

33.8 Counterparts

This Lease may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument.

33.9 Governing Law

This Lease shall be governed by, and interpreted and construed in accordance with, the laws of British Columbia and the federal laws of Canada applicable therein. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising under this Lease or relating hereto.

33.10 Time of Essence

Time shall be of the essence of this Lease.

33.11 Entire Agreement

This Lease contains the entire understanding between the parties hereto dealing with the subject matter hereof and supersedes all negotiations, correspondence, letters of intent, letter agreements, and prior agreements or understandings relating thereto, including the Carbon Creek Coal Lease Letter Agreement.

33.12 Relationship of Parties

Nothing contained herein, nor the holding of any interest acquired hereunder, shall be deemed to constitute Coalhunter or the Peace River Partnership, the partner, agent or legal representative of the other or to create any fiduciary relationship between them for any purpose whatsoever.

33.13 Severability/Illegality

If one or more provisions of this Lease shall be invalid, illegal or unenforceable in any respect under any applicable Law, the validity, legality and enforceability of the remaining terms or provisions hereof shall not be affected or impaired by reason thereof.

33.14 Binding of Lands

All terms, covenants, provisions and conditions of this Lease shall run with and be binding upon the Lands during the Term hereof.

33.15 Enurement

This Lease shall enure to and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their property officers duly authorized in that behalf as of the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
on behalf of the PEACE RIVER	)
PARTNERSHIP by:	)
)
)
/s/ Burns	)	C/S
Authorized Signatory	)	(Burns Partners Limited)
)
Date Executed:10 February 2012)
)

THE CORPORATE SEAL OF	)
COALHUNTER MINING	)
CORPORATION was hereunto affixed in	)
the presence of:	)
)
)
/s/ Michael Hunter	)	C/S
Authorized Signatory	)	(Cardero Coal Ltd.)
)
Date Executed:07 November 2012)
)

APPENDIX “A”

LANDS AND UNDERSURFACE RIGHTS

The following table lists fee simple lands and undersurface rights situated in the Peace River District, Province of British Columbia, registered in the name of P. Burns Peace River Resources Corporation and beneficially owned by the Peace River Partnership:

A. Fee Simple Lands

	Legal Description:	Crown Grant Document Number:
1.	Parcel Identifier: 016-907-361, District Lot 319, Peace River District, except Plans PGP 35925 and PGP 40024	8212/953
2.	Parcel Identifier: 016-907-621, District Lot 320, Peace River District, except Plans PGP 35925 and PGP 40014	8213/953
3.	Parcel Identifier: 016-908-562, District Lot 321, Peace River District, except Plans PGP 35924 and PGP 35925	8214/953
4.	Parcel Identifier: 016-909-119, District Lot 322, Peace River District, except Plans PGP 35925 and PGP 40024	8215/953
5.	Parcel Identifier: 007-846-762, District Lot 323, Peace River District, except Plans PGP 40023	9185/962
6.	Parcel Identifier: 016-909-194, District Lot 324, Peace River District, except Plans PGP 35923, PGP 35925 and PGP 40023	9187/962
7.	Parcel Identifier: 016-909-216, District Lot 325, Peace River District, except Plans PGP 35923, PGP 35925, PGP 40022 and PGP 40023	8216/953
8.	Parcel Identifier: 007-846-827, District Lot 326, Peace River District	8217/953
9.	Parcel Identifier: 006-566-847, District Lot 327, Peace River District	9186/962
10.	Parcel Identifier: 007-846-835, District Lot 328 Peace River District	8218/953

C-2

B. Undersurface Rights

1.	Charge No. PG6990

2.	Charge No. PG6993

3.	Charge No. PG6995

4.	Charge No. PG6997

5.	Charge No. PG7000

6.	Charge No. PG7002

7.	Charge No. PG7005

8.	Charge No. PG7007

9.	Charge No. PG7010

10.	Charge No. PK28808

11.	Charge No. PK28809

12.	Charge No. PK28810

13.	Charge No. PK28804

14.	Charge No. PK28806

15.	Charge No. PK28807

16.	Charge No. PK28805

APPENDIX “B”

MAP

British Columbia

Carbon Creek

Coal Licence Applications

138

PEAK
GE
Gaylard
MT
BARR
BATTLESHIP
MTN
MT
OCHFORT
Mile
THE
MONARCH
McALL
417306
417304
DL328
DL327
DL326
DL325
DL323
DL324
DL321
DL322
DL320
DL319
417065

Cancelled Coal Licence application: 389506, 389507 — 1997 A. Johnson

Coal Licence application: 416891 - 416900 — 2005 P. Burns

Coal Licence application: 414152 — 2004 A. Johnson

Coal Tenure

Parks and Protected Areas

Private Coal Lots

0 500 1,000 2,000 3,000

Kilometers

Date: December 14, 2006

Projection: Albers Datum: Nad83

Data Source: Land Resource Data Warehouse

Produced by: Energy, Mines and Petroleum Resources, Mineral Titles Branch